UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )


                             EMPIRE RESOURCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   29206E100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Nathan Kahn
                                  Sandra Kahn
                           c/o Empire Resources, Inc.
                                One Parker Plaza
                               Fort Lee, NJ 07024
                                 (201) 944-2200
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    9/17/99
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                         (Continued on following pages)

                              (Page 1 of 6 Pages)

CUSIP No. 29206E100            SCHEDULE 13D                    Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS                              Nathan Kahn

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS                                       N/A



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   United States



________________________________________________________________________________
               7    SOLE VOTING POWER                       2,000

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                     8,917,523
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                  2,000

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                5,095,012
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                                                            8,919,523


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     57.4%



________________________________________________________________________________
14   TYPE OF REPORTING PERSON                               IN



________________________________________________________________________________

CUSIP No. 29206E100            SCHEDULE 13D                    Page 3 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS                              Sandra Kahn

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS                                             N/A



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   United States



________________________________________________________________________________
               7    SOLE VOTING POWER                       2,000

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                     8,917,523
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                  2,000

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                5,095,012
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                                                            8,919,523


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     57.4%



________________________________________________________________________________
14   TYPE OF REPORTING PERSON                               IN



________________________________________________________________________________

Item 1.  Security and Issuer

Empire Resources, Inc.
Common Stock ($.01 Par Value)

Empire Resources, Inc. (the "Issuer")
One Parker Plaza
Fort Lee, NJ 07024

Item 2.  Identity and Background.

         This Statement is being filed by Nathan Kahn and Sandra Kahn (the "Reporting Persons"). The Reporting Persons are husband and wife. Nathan Kahn is the President of the Issuer and Sandra Kahn is the Treasurer, Chief Financial Officer and Secretary of the Issuer. The address of the Reporting Persons is c/o Empire Resources, Inc., One Parker Plaza, Fort Lee, NJ 07024.

         Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

         The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group".

Item 3. Source and Amount of Funds of Other Consideration.

         On September 17, 1999, Empire Resources, Inc. merged with and into Integrated Technology USA, Inc., which changed its name to Empire Resources, Inc. Pursuant to the merger, Integrated Technology USA, Inc. issued to Nathan and Sandra Kahn, the sole stockholders of Empire Resources, Inc. 8,915,523 shares of Common Stock in consideration for all of the issued and outstanding stock of Empire Resources, Inc. 3,824,511 of such shares of Common Stock were deposited into escrow at the closing of the merger and are subject to a two-year earn-out formula.

Item 4. Purpose of Transaction.

         The Reporting Persons acquired their shares of Common Stock pursuant to the merger of Empire Resources, Inc. with and into Integrated Technology USA, Inc., which changed its name to Empire Resources, Inc.

         Each of the Reporting Persons intends to review his or her respective investment in the Issuer and may, depending in part upon the Issuer's course of action, seek to increase, decrease or dispose of his or her investment in the Issuer.

         Other than as described above, neither of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the Issuer's present board of directors, (e) any material change in the Issuer's present capitalization or dividend policy, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above.

Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

         Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

         On September 17, 1999, Empire Resources, Inc. merged with and into Integrated Technology USA, Inc., which changed its name to Empire Resources, Inc. Pursuant to the merger, Integrated Technology USA, Inc. issued to Nathan and Sandra Kahn, the sole stockholders of Empire Resources, Inc. 8,915,523 shares of Common Stock in consideration for all of the issued and outstanding stock of Empire Resources, Inc. 3,824,511 of such shares of Common Stock were deposited into escrow at the closing of the merger and are subject to a two-year earn-out formula.

         Effective September 17, 1999, each of the Reporting Persons was granted an option to purchase 2,000 shares of Common Stock. Such options were immediately exercisable.

         The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

           Name                     Number of Shares          Percentage
           Nathan Kahn(1)           8,919,523                 57.4%
           Sandra Kahn(2)           8,919,523                 57.4%


---------
(1) Nathan Kahn shares voting power with respect to 8,917,523 shares of Common Stock with Sandra Kahn. Nathan Kahn shares dispositive power with respect to 5,095,012 shares of Common Stock with Sandra Kahn and may be deemed the beneficial owner of such shares.

(2) Sandra Kahn shares voting power with respect to 8,917,523 shares of Common Stock with Nathan Kahn. Sandra Kahn shares dispositive power with respect to 5,095,012 shares of Common Stock with Nathan Kahn and may be deemed the beneficial owner of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the merger of Empire Resources, Inc with and into Integrated Technology USA, Inc., 3,824,511 of shares of Common Stock to be received by Nathan and Sandra Kahn, as the sole stockholders of Empire Resources, Inc. in the merger were deposited into escrow at the closing of the merger and are subject to a two-year earn-out formula. Except for the foregoing, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to any agreements concerning (i) transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guaranties or profits, (vii) division of profits or loss or (viii) the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1 - Joint Filing Statement.

                        Signatures and Power of Attorney


         Know all men by these presents, that Sandra Kahn constitutes and appoints Nathan Kahn her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for her and in her name, place and stead, in any and all capacities, to sign any and all amendments to this Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

         After reasonable inquiry and to the best of knowledge and belief of each person set forth below, each such person certifies that the information set forth in this Statement is true, complete and correct.



October 14, 1999                        /s/ Nathan Kahn
                                        ----------------------------------------
                                        Nathan Kahn


October 14, 1999                        /s/ Sandra Kahn
                                        ----------------------------------------
                                        Sandra Kahn

                                   Exhibit 1
                             Joint Filing Statement


              Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit 1, and all amendments thereto may be filed on behalf of each such persons.


October 14, 1999                        /s/ Nathan Kahn
                                        ----------------------------------------
                                        Nathan Kahn


October 14, 1999                        /s/ Sandra Kahn
                                        ----------------------------------------
                                        Sandra Kahn